ChampionsGate Acquisition Corporation

December 9, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ChampionsGate Acquisition Corporation

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 16, 2024

CIK No. 0002024460

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated October 8, 2024 Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Registration Statement on Form S-1 publicly via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 16, 2024

Cover Page

1.	We note your response to prior comment 3. However, we continue to note disclosure on pages 8, 91, and 111 that “[o]ther than the foregoing, the sponsor does have any agreement, arrangement, or understanding with the Company regarding any . . . reimbursement . .. . in relation to our initial business combination,” which appears to be inconsistent with your disclosures elsewhere regarding payments to insiders, including the reimbursement of out-of-pocket expenses. Please revise or advise as appropriate.

Response: In response to the Staff’s Comment, we have revised the disclosure on Cover Page and pages 8-9, 120-121 of the Amended S-1.

December 9, 2024

Summary

Our Sponsor, page 5

2.	We acknowledge your revisions in response to prior comment 8. Please clarify whether shareholders are required to vote in order to redeem shares, or if shareholders who abstain from voting may also redeem their shares. In addition, we note a reference to only permitting dissenting shareholders to redeem their shares on page 65 of your prospectus. Please reconcile or advise.

Response: In response to the Staff’s Comment, we respectfully confirm that shareholders do not need to vote in favor, against, or abstain from voting, for any matters brought forth in a general meeting of shareholders, including for the initial business combination or for any amendment to the memorandum and articles of association of the Company. Accordingly, we have revised the disclosure on pages 6, 16, 20, 22, 28, 41, 97, 118 and 136 of the Amended S-1.

3.	We note your response to prior comment 9. Please further revise to provide all of the information required by Item 1602(b)(6), including the price paid or to be paid for securities issued, and, outside of the table, the extent to which compensation and securities issuance may result in a material dilution of the purchasers’ equity interests.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 5-9, 96-100, and 117-121 of the Amended S-1.

The Offering, page 16

4.	We note your response to prior comment 11. However, we note disclosure on page 130 that appears to refer to anti-dilution rights of the insider shares. Please revise or advise as appropriate.

Response: In response to the Staff’s Comment, we respectfully confirm that the second amended and restated memorandum and articles of association to be adopted by the Company prior to the offering will not give anti-dilution adjustment rights to the holders of the insider shares after the consummation of this offering. Therefore, as provided throughout the Amended S-1, the holders of insider shares will only be able to convert their insider shares into Class A ordinary shares of the Company on a one-for-one basis at the consummation of the Company’s initial business combination. Consistent with such, we have removed the references on page 141 of the Amended S-1.

However, we also want to respectfully clarify that if we increase or decrease the size of this offering, we will effect a share capitalization or a compulsory redemption or redemption or other appropriate mechanism, as applicable, with respect to our insider shares immediately prior to the consummation of this offering in such amount so as to maintain the number of insider shares, on an as-converted basis, at approximately 22.5% of our issued and outstanding ordinary shares upon the consummation of this offering (without given effect to the sale of the private units and assuming our insiders do not purchase units in this offering). Consistent with term, we have revised the disclosure on the Cover Page and pages 8, 100, 121 of the Amended S-1.

December 9, 2024

Conflict of Interests, page 29

5.	We note your response to prior comment 13. Please further revise to describe conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your officers, directors, insiders, or their affiliates, as referenced on page 11. See Item 1602(b)(7) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 33-34 and 125-129 of the Amended S-1.

Dilution, page 77

6.	We note your response to prior comment 16 and revised disclosure that redemptions in connection with a business combination cannot cause your net tangible assets to all below $5,000,001, thereby capping the maximum redemptions permitted. Please amend your tabular dilution disclosure to provide quartile intervals based on percentages of such maximum redemption threshold and not based on absolute percentages of shares issued in connection with your offering; refer to Item 602(a)(4) of Regulation S-K. In addition, update such amounts throughout your prospectus accordingly.

Response: In response to the Staff’s Comment, we have revised the disclosure on Cover Page and pages 15-16 and 85-86 of the Amended S-1.

7.	We have reviewed your response to prior comment 16 and your revised disclosure. Please address the following regarding, and revise your dilution disclosure accordingly to fully comply with, Item 1602(c) of Regulation S-K.

●	Address why you present “possible sources of dilution” as the lead-in to your tabular presentation rather than providing effect to material probable or consummated transactions as prescribed in Item 1602(a)(4) of Regulation S-K;

●	Revise to present tabular disclosure in quartile intervals based on percentages of the maximum redemption threshold to include the following as required in Item 1602(a)(4) of Regulation S-K:

o	the offering price; net tangible book value per share, as adjusted for material probable or consummated transactions (other than the de-SPAC transaction itself); and the difference between the offering price and such net tangible book value per share, as adjusted;

December 9, 2024

o	the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted;

o	the number of shares used to determine net tangible book value per share, as adjusted; and

o	any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted.

●	As required in Item 1602(c) of Regulation S-K, outside of the table, describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Additionally, provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure.

Response: In response to the Staff’s Comment, we have:

●	Revise page 84 of the Amended S-1 regarding the lead-in to your tabular presentation;

●	Revised the tabular disclosure on pages 85-86 of the Amended S-1 based on information required in Item 1602(a)(4) of Regulation S-K;

●	Revised the disclosure on pages 84 and 87 and throughout the “Dilution” section the Amended S-1 to describe material potential source of future dilutions, as well as to provide additional context of the disclosure.

General

8.	We note your response to prior comment 22, including that your sponsor is not expected to effect any direct transfer of its insider shares prior to the offering and Mr. Tan is not expected to effect any indirect transfer of his insider shares by transferring any securities of the sponsor prior to the offering. Please revise to add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Response: In response to the Staff’s Comment, we have added the disclosure on pages 43-44 of the Amended S-1 and revised the disclosure on pages 5, 7, 97, 98, 118, 119 of the Amended S-1.

December 9, 2024

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Bala Padmakumar
Bala Padmakumar

cc:	Arila E. Zhou, Esq.
Robinson & Cole LLP